EXHIBIT 19


           NOVARTIS AND WESLEY JESSEN RECEIVE U.S. FEDERAL TRADE
             COMMISSION REQUEST FOR ADDITIONAL INFORMATION AND
                       NOVARTIS EXTENDS TENDER OFFER


Atlanta, GA, and Des Plaines, IL, June 30, 2000 - CIBA Vision Corporation, the eye care unit of Novartis AG (NYSE: NVS), and Wesley Jessen VisionCare, Inc. (NASDAQ: WJCO) today jointly announced that Novartis and Wesley Jessen have received a request for additional information and documentary material from the Federal Trade Commission. The waiting period under the Hart-Scott-Rodino Act will expire ten days after Novartis substantially complies with the FTC's request or upon earlier termination of the waiting period by the FTC. Novartis and Wesley Jessen are in continuing discussions with the FTC and hope to resolve the matter promptly.

CIBA Vision also announced that WJ Acquisition Corp., an indirect wholly owned subsidiary of Novartis, is extending the offer to acquire all outstanding shares of common stock of Wesley Jessen (and associated preferred share purchase rights) to 12:00 midnight, New York City time, on July 25, 2000. The offer was previously scheduled to expire at 12:00 midnight, New York City time, on Monday, July 3, 2000.

Based on the latest count of tendered shares, approximately 5,705,361 shares of Wesley Jessen common stock (and associated preferred share purchase rights) have been tendered and not withdrawn pursuant to the tender offer. In accordance with the terms of the Offer to Purchase, dated June 6, 2000, WJ Acquisition Corp. is exercising its option to extend the offer to allow stockholders who have not previously tendered to tender their shares.

As a consequence of the extension of the expiration date, holders of Wesley Jessen common stock may tender or withdraw shares until 12:00 midnight, on July 25, 2000, unless the offer is further extended.

The tender offer is being made through, and the foregoing is qualified in its entirety by reference to, Novartis' Offer to Purchase, dated June 6, 2000, and the related letter of transmittal. Wesley Jessen stockholders should read such documents completely prior to making any decision as to the tender offer.

FORWARD LOOKING STATEMENTS

The foregoing communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 (the "Safe Harbor Provisions"). CIBA Vision and Wesley Jessen are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. The Safe Harbor Provisions are not applicable to the foregoing communications to the extent that they constitute tender offer materials and have not been judicially determined to be applicable to such communications to the extent that they constitute soliciting materials.

FOR FURTHER INFORMATION PLEASE CONTACT:
CIBA Vision Corporation
Kristie  Madara (678) 415-3646

Wesley Jessen
Kevin Ryan, CEO
Edward Kelley, CFO
(847) 294-3000

George Sard/David Reno
Sard Verbinnern & Co.
(212) 687-8080